FILED BY IMCO RECYCLING INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO.: 1-7170

SUBJECT COMPANY: COMMONWEALTH INDUSTRIES, INC.

COMMISSION FILE NO.: 0-25642

Forward-Looking Statements

Certain statements set forth above may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding the consummation of the closing of the definitive merger agreement and IMCO’s and Commonwealth’s and their respective subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends, financing plans, business strategy, budgets, projected costs, capital expenditures, anticipated synergies, competitive position, technical capabilities, access to capital and growth opportunities are forward-looking statements. Such forward-looking statements are based on management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IMCO and Commonwealth are unable to predict or control, that may cause the combined companies’ actual results or performance to materially differ from any future results or performance expressed or implied by such statements. Such factors may include, without limitation, the ability to complete the merger while obtaining the approval of the regulatory agencies and shareholders, the ability to successfully integrate and achieve cost savings and revenue enhancements in connection with the transaction, the success of the implementation of the information system across both companies, the effect of global economic conditions, the ability to achieve the level of cost savings or productivity improvements anticipated by management, the effect (including possible increases in the cost of doing business) resulting from war or terrorist activities or political uncertainties, the ability to successfully implement new marketing and sales strategies, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the ability to effectively hedge the cost of raw materials, capacity and supply constraints or difficulties, any increase in the cost of capital, the success of IMCO and Commonwealth in implementing their respective business strategies, and other risks as detailed in the companies’ various filings with the SEC.

Additional Information

IMCO will be filing a Registration Statement on Form S-4 and IMCO and Commonwealth will file a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMCO free of charge by requesting them in writing from IMCO or by telephone at (972) 401-7200. You may obtain documents filed with the SEC by Commonwealth free of charge by requesting them in writing from Commonwealth or by telephone at (502) 589-8100. IMCO and Commonwealth, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of IMCO and Commonwealth in connection with the merger. Information about the directors and executive officers of IMCO and their ownership of IMCO stock is set forth in the proxy statement for IMCO’s 2004 Annual Meeting of Stockholders. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock is set forth in the proxy statement for Commonwealth’s 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press release issued by IMCO on June 17, 2004

IMCO RECYCLING AND COMMONWEALTH INDUSTRIES ANNOUNCE

DEFINITIVE MERGER AGREEMENT

Merger Creates Vertically Integrated Aluminum Recycler

and Sheet Manufacturer with Leading Market Positions and

$2 Billion in Annual Revenues

Management Team to Lead Merged Company Brings Deep Experience and

Strong Track Record of Generating Shareholder Value

Irving, Texas and Louisville, Kentucky (June 17, 2004)—IMCO Recycling Inc. (NYSE: IMR) and Commonwealth Industries, Inc. (NASDAQ/NM: CMIN) announced today that they have signed a definitive merger agreement creating a vertically integrated aluminum recycler and sheet manufacturer. The strategic combination will have approximately $2 billion in annual revenues (based on last twelve months), 3,600 employees, 34 facilities worldwide, a leading global position in aluminum recycling, a leading position in North American aluminum sheet production, and a leading U.S. position in zinc recycling.

Under the terms of the merger agreement, which was unanimously approved by the Boards of Directors of both companies, Commonwealth stockholders will receive 0.815 IMCO shares in exchange for each of their Commonwealth shares. Upon the completion of the transaction, IMCO stockholders will own approximately 54 percent and Commonwealth stockholders approximately 46 percent of the merged entity, based on the number of shares outstanding as of June 16, 2004. As of the close of trading on Wednesday, June 16, 2004, the combined equity market capitalization of IMCO and Commonwealth was about $345 million. The merger transaction is expected to be tax-free to the stockholders of both companies and is expected to close in the fourth quarter of 2004, subject to the approval of the stockholders of both companies, approval under the Hart Scott Rodino Act, refinancing of indebtedness and other customary closing conditions.

Upon completion of the transaction, Steven J. Demetriou, who has served as a Commonwealth Director since 2002 and was appointed President and Chief Executive Officer (CEO) of Commonwealth on June 11, 2004, will be Chairman and CEO of the combined company. Michael D. Friday, who most recently served as Chief Financial Officer (CFO) of Noveon Inc. with Steve Demetriou, will be CFO of the combined company. Richard L. Kerr, President and CEO of IMCO, will serve as President of the Recycling & Alloy Division, and John J. Wasz, Executive Vice President of Alflex Division, will be President of the Aluminum Fabricating Division. The Board of Directors of the combined company will include four directors from Commonwealth, four directors from IMCO, and Steve Demetriou. The combined company is expected to be named and its headquarters selected prior to the closing of the transaction.

Commenting on the planned merger, Steve Demetriou said, “This strategic combination creates a new vertically integrated company that can be a strong competitor in the global aluminum recycling and production industries. The merged company will benefit from significant procurement savings and cost synergies, an enhanced competitive position, increased scope and scale, greater technological capabilities, as well as improved access to capital. We plan to utilize these combined benefits to create customer value through enhanced service and product offerings, and to drive the growth of this dynamic business over the long-term.”

John Balkcom, currently Chairman of IMCO said, “This merger of equals integrates one of the world’s largest recyclers of aluminum and zinc with the U.S.’s leading manufacturer of common-alloy aluminum sheet from recycled metal. In addition to the compelling competitive advantages, the merged company will benefit from significant operational and technology synergies that will drive productivity, as well as cost savings. We expect the new company will deliver significant value to stockholders.”

The Company expects to achieve an annual cost synergy run rate of approximately $25 million in the 18 to 24 months after the close of the merger from procurement savings, the integration of complementary operations, selling, general and administrative cost reductions, and the application of best practices at plant operations. Commonwealth does not expect this merger to impact the pending sale of Alflex announced June 7, 2004.

Management Background

Steve Demetriou brings 23 years of experience in the industrial marketplace. Prior to joining Commonwealth as President and CEO in June 2004, he had served as President and CEO of Noveon Inc., a leading global producer of specialty chemicals. Previously, he served as Executive Vice President of IMC Global, Inc., a company with $3 billion in annual sales, and President of IMC Crop Nutrients. He also served in numerous leadership positions with Cytec Industries Inc. from 1997 to 1999. From 1981 to 1997, he held various positions with Exxon Corporation.

Mike Friday previously served as CFO of Noveon Inc. Prior to joining Noveon in 2001, he served as Vice President of Finance at BFGoodrich Performance Materials from 1997-2001, where he was responsible for the global financial activities of the $1.5 billion business. From 1994-1997, Friday was Vice President of Finance for The Little Tikes Company, a Rubbermaid Inc. unit. Friday began his career with the General Electric Company in 1974, serving from 1990 through 1993 as Manager of Finance for GE Plastics Americas.

Morgan Stanley served as financial advisor to Commonwealth and Citigroup Global Markets Inc. acted as financial advisor to IMCO.

The companies will host a joint webcast today at 1:00 p.m. (EDT) to discuss the transaction. To access the webcast, log onto the web at http://cmin-imr.mergerannouncement.com. An archive of the webcast will be available on the same website at about 4:00 p.m. (EDT) today. Additional information on the transaction can also be accessed at the website.

Commonwealth Industries, Inc. is one of North America’s leading manufacturers of aluminum sheet for distributors, transportation, construction and consumer durables end-use markets. The Company has direct-chill casting facilities in Kentucky and continuous casting mini-mills in Ohio and California. Commonwealth also is a leading manufacturer of innovative electrical products through its Alflex operations in California and North Carolina. For more information about the Company, visit Commonwealth’s website at www.ciionline.com.

IMCO Recycling Inc. is one of the world’s largest recyclers of aluminum and zinc. The company has 21 U.S. production plants and five international facilities located in Brazil, Germany (two locations), Mexico and Wales. Principal customers of IMCO’s aluminum operations include U.S. and foreign automobile manufacturers and their component suppliers as well as the world’s major aluminum companies. These customers use most of the metal recycled by IMCO to manufacture products for transportation, containers & packaging and building & construction, the three largest aluminum markets. The Company’s zinc plants purchase and recycle scrap and manufacture value-added products including zinc oxide, zinc dust and zinc metal that are sold to a wide variety of industrial and other markets. For more information about the Company, visit IMCO’s website at www.imcorecycling.com.

Forward-Looking Statements

Certain statements set forth above may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding the consummation of the closing of the definitive merger agreement and IMCO’s and Commonwealth’s and their respective subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends, financing plans, business strategy, budgets, projected costs, capital expenditures, anticipated synergies, competitive position, technical capabilities, access to capital and growth opportunities are forward-looking statements. Such forward-looking statements are based on management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IMCO and Commonwealth are unable to predict or control, that may cause the combined companies’ actual results or performance to materially differ from any future results or performance expressed or implied by such statements. Such factors may include, without limitation, the ability to complete the merger while obtaining the approval of the regulatory agencies and shareholders, the ability to successful integrate and achieve cost savings and revenue enhancements in connection with the transaction, the success of the implementation of the information system across both companies, the effect of global economic conditions, the ability to achieve the level of cost savings or productivity improvements anticipated by management, the effect (including possible increases in the cost of doing business) resulting from war or terrorist activities or political uncertainties, the ability to successfully implement new marketing and sales strategies, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the ability to effectively hedge the cost of raw materials, capacity and supply constraints or difficulties, any increase in the cost of capital, the success of IMCO and Commonwealth in implementing their respective business strategies, and other risks as detailed in the companies’ various filings with the SEC.

Additional Information

IMCO will be filing a Registration Statement on Form S-4 and IMCO and Commonwealth will file a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMCO free of charge by requesting them in writing from IMCO or by telephone at (972) 401-7200. You may obtain documents filed with the SEC by Commonwealth free of charge by requesting them in writing from Commonwealth or by telephone at (502) 589-8100. IMCO and Commonwealth, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of IMCO and Commonwealth in connection with the merger. Information about the directors and executive officers of IMCO and their ownership of IMCO stock is set forth in the proxy statement for IMCO’s 2004 Annual Meeting of Stockholders. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock is set forth in the proxy statement for Commonwealth’s 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Contacts:

Paul V. Dufour – IMCO Recycling Inc.

(972) 401-7391

Kim S. Knotts—Commonwealth Industries, Inc.

(502) 588-8207